Exhibit 99.1

Toro Corp. Announces Results of its 2024 Annual General Meeting of Shareholders

Limassol, Cyprus, September 9, 2024 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”) an international energy transportation services company, announces that the Company’s 2024 Annual General Meeting of Shareholders (the “Meeting”) was duly held on September 6, 2024, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Petros Zavakopoulos to serve as the Company’s Class A Director until the 2027 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2024.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tankers and LPG carriers that carry crude oil, petroleum products and petrochemical gases worldwide. Toro Corp. currently owns a fleet of five vessels with an aggregate capacity of 0.1 million dwt, which consists of one Handysize tanker and four 5,000 cbm LPG carriers.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com